UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2019

AHP Servicing LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10899

Delaware (State or other jurisdiction of incorporation or organization)	32-0536439 (IRS Employer Identification Number)

440 S. LaSalle Street Suite 1110 Chicago, IL 60605 (Address of principal executive offices)	(866) 247-8326 Issuer’s telephone number, including area code

Item 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the six months ending June 30, 2019 (the “Operating Period”), the Company generated nearly $1 million in revenue, which included $488,417 servicing fee revenue and $477,000 asset management fee revenue. At the end of Operating Period we had 10 servicing clients and serviced over 1,000 mortgages. Operating losses during the Operating Period totaled $779,162 and were driven by personnel costs of $1,094,245 that resulted from front-loaded hiring to ensure there is capacity and expertise to manage significant future growth in the servicing portfolio.

During the Operating Period we purchased 130 loans for a purchase price of $850,000. We will continue to use the proceeds from our offering of Series A Preferred Stock under Tier 2 of Regulation A (the “Offering”) to make disciplined investments in additional mortgages as well as to fund operating expenses. As of June 30, 2019, the Company had assets totaling more than $12MM on the balance sheet, including mortgage loans held for sale of $2.5MM and cash of nearly $8.3MM with total liabilities of only $373,616.

Liquidity and Capital Resources

Our Offering Statement on Form 1-A was “qualified” by the Securities and Exchange Commission on November 5, 2018. As of June 30, 2019 we have raised $15,059,674 in Series A Preferred Stock, of which $9,891,160 was raised during the Operating Period.

As of June 30, 2019, cash balances exceeded $8 million as we raised capital more quickly than we were able to deploy it in strategic investments. As a result, we stopped taking new investments in May 2019 in order to focus on effectively deploying capital. We expect to begin taking new investments in the fourth quarter of 2019.

We currently do not have any outstanding debt, although as investment activity increases we may utilize debt financing to purchase additional non-performing mortgages.

Trend Information

We continued to take a disciplined, value approach to deploying capital, which is consistent with our pricing model and investment parameters. This value-oriented approach continued to focus on mortgages secured by homes in low to moderate value areas. Sales and net income have generally been consistent on a monthly basis and payments of monthly distributions to Class A investors have been made every month since inception.

Item 2

Other Information

During and subsequent to the Operating Period, there were several key personnel changes. In June 2019, Renee Giannos joined the Company as Chief Operating Officer. In July 2019, DeAnn O’Donovan resigned as Chief Executive Officer and Jorge Newbery, the Company’s founder, resumed the position while continuing as Chairman of the Board of Directors. In September 2019, Kenneth Daniels joined the Company as President.

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Item 3

Financial Statements

AHP Servicing LLC

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AHP SERVICING, LLC

BALANCE SHEETS

June 30, 2019 and December 31, 2018 (unaudited)

	2019	2018
ASSETS
Cash and cash equivalents	$8,286,915	$3,238,644
Accounts receivable	526,500	90,940
Fixed assets	221,612	224,309
Mortgage loans held for sale	2,501,508	501,604
Due from related parties	335,097	82,598
Other assets	193,033	232,292
TOTAL ASSETS	$12,064,665	$4,370,386

LIABILITIES AND MEMBER’S EQUITY
Liabilities:
Accounts payable and accrued expenses	$373,616	$399,958
Total Liabilities	373,616	236,006

Members’ Equity:
Class M Units, unlimited authorized	–	1,008,280
Class A Units, unlimited authorized	13,644,841	4,136,778
Accumulated profit - attributed to Class M Units	–	–
Accumulated profit - attributed to Class A Units	(1,953,792)	(1,174,630)
Total Member’s Equity:	11,691,049	3,970,428
TOTAL LIABILITIES AND MEMBER’S EQUITY	$12,064,665	$4,370,386

See accompanying notes, which are an integral part of these financial statements

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AHP SERVICING, LLC

STATEMENT OF OPERATIONS

For the six months ending June 30 (unaudited)

	2019	2018
REVENUE
Loan servicing fees	$488,417	$–
Asset management fees	477,000	387,521
Other income	25,297	300
Total revenue	990,714	387,820

EXPENSES
Salaries & wages	1,094,246	569,392
Professional fees	266,737	80,816
Interest expense	–	1,575
Marketing	65,524	21,470
Bank fees	4,872	377
Legal expenses	78,763	71,420
Other expenses	259,734	106,367
Total operating expenses	1,769,876	851,415

NET LOSS	$(779,162)	$(463,595)

See accompanying notes, which are an integral part of these financial statements

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AHP SERVICING, LLC

STATEMENT OF CHANGES IN MEMBER’S EQUITY

For the 6 months ending June 30, 2019 (unaudited)

	Class A Units	Class M Units	Total

Balance, December 31, 2018	$2,962,148	$1,008,280	$3,970,428

Issuance of Units	9,891,160	–	9,891,160

Distribution of Units	(383,097)	(1,008,280)	(1,391,377)

Pro-rata allocation of net income	(779,162)	–	(779,162)

Balance, June 30, 2019	$11,691,049	$–	$11,691,049

See accompanying notes, which are an integral part of these financial statements

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AHP SERVICING, LLC

STATEMENT OF CASH FLOWS

For the 6 months ending June 30, 2019 and 2018 (unaudited)

	2019	2018
Cash Flows from operating activities
Net income	$(779,162)	$(463,595)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash items:
Depreciation and amortization	50,297	13,748
Changes in operating assets and liabilities:
Due from related parties	(252,500)	7,092
Accounts receivable	(435,560)	(79,882)
Accounts payable	(119,949)	202,161
Other assets	132,865	(53,148)
Net cash used in operating activities	(1,404,009)	(373,623)

Cash Flow from Investing Activities
Purchases of investments	(1,999,902)	–
Purchases of property and equipment	(47,601)	(79,583)
Net cash used in investing activities	(2,047,503)	(79,583)

Cash flow from financing activities
Issuance of units	9,891,160	549,050
Distribution of units	(1,391,377)	–
Payments for notes payable	–	(200,000)
Net cash provided by financing activities	8,499,783	349,050

Net change in cash	5,048,271	(104,156)

Cash at beginning of period	3,238,644	205,734
Cash at end of the period	$8,286,915	$101,579

See accompanying notes, which are an integral part of these financial statements

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AHP SERVICING, LLC

NOTES TO FINANCIAL STATEMENTS

A.	NATURE OF OPERATIONS

AHP Servicing, LLC (the “Company”), is a limited liability company organized June 27, 2017 under the laws of the state of Delaware. The Company was organized to develop and market a specialty mortgage servicing business as well as to invest in and service pools of defaulted mortgage loans (loans that are secured by a mortgage on real estate and delinquent on payments).

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).

The Company adopted the calendar year as its basis of fiscal reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash and cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Escrow Cash

The Company maintains segregated bank accounts in trust for escrow balances for mortgagors.

Mortgage Loans Held for Sale

Mortgage loans purchased and held for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined using quoted prices for similar assets, adjusted for specific attributes of that loan, which would be used by other market participants.

Asset Management Fees

The Company performs asset management services for certain mortgage loans held by a related party. Asset management fees are based on a monthly loan fee in accordance with the underlying agreement, and are recognized into revenue on a monthly basis.

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AHP SERVICING, LLC

NOTES TO FINANCIAL STATEMENTS

C.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loan Servicing Fees

Loan servicing fees represent revenue earned for servicing loans for various investors. Loan servicing fees are based on a monthly servicing fee per loan and event-based fees and are recognized into revenue on a monthly basis. Loan servicing expenses are charged to operations as incurred.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of the assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balance at June 30, 2019 consisted of computers, capitalized software, and office equipment with estimated useful lives of 3-5 years. Depreciation and amortization expense totaled $50,297 for the six months ending June 30, 2019.

Capitalized Internal Software

The Company accounts for its internally developed software in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 350-40, Intangibles – Goodwill and Other, Subtopic Internal Use Software (ASC 350-40). Per ASC 350-40, direct costs incurred during the preliminary project stage are expensed as incurred. Once the capitalization criteria of ASC 350-40 have been met, external direct costs of materials and services consumed in developing or obtaining internal use computer software and the payroll and payroll related costs for employees who are directly associated with and who devote time to the internal use software are capitalized. The Company capitalized internally developed software costs totaling $40,500 during the six months ending June 30, 2019.

Servicing Receivables

Servicing receivables represent funds advanced by the Company on behalf of customers and investors to cover delinquent balances for property taxes, insurance premiums, and other out-of-pocket costs. Servicing receivables are made in accordance with the servicing agreements and in certain cases are recoverable upon collection of future borrower payments, from the payment of accounts receivable, or from the proceeds resulting from the foreclosure of the underlying loans. The Company periodically reviews servicing receivables for collectability and amounts are written off when the are deemed uncollectible. No allowance has been recorded at June 30, 2019 as management has determined that all amounts are fully collectible.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC-340-10-S99-1 and Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (SAB) Topic 5A – “Expenses of Offering.” Deferred Offering Costs consist principally of legal fees incurred in connection with the Offering discussed in Note E. Prior to the completion of the Offering, these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to members’ equity upon the completion of the Proposed Offering or expensed if the Proposed Offering is not completed.

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AHP SERVICING, LLC

NOTES TO FINANCIAL STATEMENTS

D.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

During 2018, the Company’s management granted common stock to key employees. Grant-date fair value is determined using a third party valuation. Compensation cost for service-based equity awards is recognized on a straight line basis over the requisite service period, which is generally the vesting period.

Income Taxes

The Company has elected to be taxed as a partnership under the Internal Revenue Code. Accordingly, no federal or state income tax provisions have been recorded in the financial statements as all items of income and expense generated by the Company are reported on the members’ income tax returns. The Company has no federal or state tax examinations in process as of June 30, 2019.

Risks and Uncertainties

The Company’s primary business activity is the servicing of mortgage loans. The mortgage loan industry is directly affected by the housing market and interest rates. This makes the Company susceptible to economic changes in the housing markets and changes in interest rates.

E.	LINE OF CREDIT

During 2018, the Company obtained an unsecured line of credit from a related party with an availability of $1,000,000, at an interest rate of 20% per annum, and a maturity date of January 19, 2020. There was no outstanding balance on the line of credit at June 30, 2019 and no interest expense for the six months then ended.

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AHP SERVICING, LLC

NOTES TO FINANCIAL STATEMENTS

F.	MEMBERS’ EQUITY

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

The Company’s Proposed Offering (the Offering) under Regulation A was qualified by the SEC on November 5, 2018. Under the Offering the Company is offering for sale up to 5,000,000 shares of Series A Preferred Stock at a price of $10 per share.

The Company allows for accredited and non-accredited investors in Series A Preferred Stock. The SEC has specific requirements that need to be met to be considered an accredited investor. Non-accredited investors have a limitation on how much can be invested in the Offering.

The Board of Directors has exclusive control over all aspects of the Company’s business. As a result, owners of Series A Preferred Stock have no right to participate in the management of the Company and do not have any voting rights.

G.	STOCK-BASED COMPENSATION

During 2018, the Company granted 21,010 shares of common stock to key employees of the Company, which vest over a three year period. Compensation cost is recognized over the requisite service period, generally defined as the vesting period. Compensation is recognized on a straight-line basis over the requisite service period for the entire award. The Company did not recognize compensation expense during the six months ending June 30, 2019.

H.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space under an operating lease agreement, which expires in November 30, 2021. Rent expense under the lease agreement totaled $79,483 for six months ending June 30, 2019. Future minimum rental payments under the operating lease are as follows as of June 30, 2019:

Year Ending December 31,	Amounts
2019	$150,670
2020	155,190
2021	159,456
$465,315

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AHP SERVICING, LLC

NOTES TO FINANCIAL STATEMENTS

I.	RELATED PARTY TRANSACTIONS

The Company has a servicing agreement with American Homeowner Preservation 2015A+, LLC (AHP 2015A+). Both the Company and AHP 2015A+ are subsidiaries of Neighborhoods United, LLC.

The Company performs asset management services and subservicing for AHP 2015A+. The total amount due from AHP 2015A+ for activities was $335,097.

In the event related companies are unable to fulfill their obligations with the counterparty, the Company may be required to perform to the extent the related companies have outstanding obligations.

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Item 4

Exhibits

Exhibit 1A-2A	Certificate of Formation of the Company filed with the Delaware Secretary of State on June 27, 2017.*
Exhibit 1A-2B	Third Amended and Restated Limited Liability Company Agreement dated October 4, 2018.*
Exhibit 1A-2C	First Amended and Restated Authorizing Resolution of the Company’s Board of Directors dated September 12, 2018.*
Exhibit 1A-4	Form of Investment Agreement.*
Exhibit 1A-6A	Servicing Agreement between the Company and American Homeowner Preservation 2015A+, LLC.*
Exhibit 1A-6B	Employment Agreement dated January 15, 2018 among DeAnn O’Donovan, the Company and Neighborhoods United, LLC.*
Exhibit 1A-6C	Stock Restriction, Vesting and Stockholder Rights Agreement dated March 5, 2018, among DeAnn O’Donovan, the Company and Neighborhoods United, LLC.*
Exhibit 1A-6D	Invention, Non-Disclosure and Non-Competition Agreement dated January 15, 2018 among DeAnn O’Donovan, the Company and AHP Capital Management.*
Exhibit 1A-6E	Stock Restriction, Vesting and Stockholder Rights Agreement dated April 23, 2018, among Jeremiah Kaye, the Company and Neighborhoods United, LLC.*
Exhibit 1A-6F	Invention, Non-Disclosure and Non-Competition Agreement dated April 23, 2018 among Jeremiah Kaye, the Company and AHP Capital Management.*
Exhibit 1A-6G	Amended and Restated Trust Agreement of American Homeowner Preservation Trust by and among American Homeowner Preservation LLC, AHP Capital Management LLC, and U.S. Bank Trust National Association, dated October 29, 2014.*
Exhibit 1A-6H	Amendment No. 1 to Amended and Restated Trust Agreement of American Homeowner Preservation Trust.*
Exhibit 1A-6I	Series Addendum to Amended and Restated Trust Agreement (Series “AHP Servicing”).*
Exhibit 1A-6J	Unsecured Line of Credit Promissory Note dated July 19, 2018, between the Company and American Homeowner Preservation 2015A+, LLC.*
Exhibit 1A-6K	Asset Management Agreement dated effective March 1, 2018 between the Company and AHP Capital Management LLC.*

*All Exhibits are incorporated by reference to those previously filed.

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Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: September 30, 2019

AHP SERVICING LLC

By Jorge Newbery
Jorge Newbery,
President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jorge Newbery

Jorge Newbery,

President and Chief Executive Officer

September 30, 2019

/s/ Jeremiah Kaye

Jeremiah Kaye,

Vice President, Accounting & Finance

September 30, 2019

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